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Filed Pursuant to General Instruction II.K. of Form F-9; File No. 333-109297

PROSPECTUS SUPPLEMENT
(To prospectus dated October 17, 2003)

US$400,000,000

The Thomson Corporation
5.50% Debentures due 2035

        We will pay interest on the debentures on February 15 and August 15 of each year, beginning on February 15, 2006. The debentures will mature on August 15, 2035. The debentures will be direct, unsecured obligations of The Thomson Corporation and will rank equally with all of our other unsecured and unsubordinated indebtedness. The debentures will be issued only in denominations of US$1,000 and multiples of US$1,000.

        We may redeem all or a portion of the debentures at any time at redemption prices described in this prospectus supplement. We will also have the option to redeem the debentures in whole and not in part at any time at 100% of the aggregate principal amount of the debentures plus accrued interest to the date of redemption in the event of certain changes to Canadian withholding taxes.

        Investing in the debentures involves risks that are described in some of the documents incorporated by reference herein and in the "Risk Factors" section beginning on page 5 of the accompanying short form base shelf prospectus.

	Per Debenture	Total
Public offering price (1)	98.926%	US$395,704,000
Underwriting commission	.875%	US$3,500,000
Proceeds to Thomson (before expenses)	98.051%	US$392,204,000
  (1)
  Plus accrued interest from August 9, 2005, if settlement occurs after that date

        The debentures will not be listed on any securities exchange or quotation system and consequently, there is no market through which these securities may be sold and purchasers may not be able to resell securities purchased under this prospectus supplement.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying short form base shelf prospectus. Any representation to the contrary is a criminal offense.

        We are permitted to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to the financial statements of U.S. companies.

        Owning the securities described herein may have tax consequences both in the United States and Canada. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement.

        Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated or organized under the laws of the Province of Ontario, Canada, some of our officers and directors and some of the experts named in this prospectus supplement and the accompanying short form base shelf prospectus are residents of Canada, and some of our assets are located in Canada.

        The debentures will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about August 9, 2005.

Joint Book-Running Managers

Bear, Stearns & Co. Inc.	Deutsche Bank Securities	UBS Investment Bank

Morgan Stanley	JPMorgan	Barclays Capital	The Royal Bank of Scotland

TD Securities
Banc of America Securities LLC
BMO Nesbitt Burns
Citigroup
Credit Suisse First Boston
Goldman, Sachs & Co.
Merrill Lynch & Co.
RBC Capital Markets
Scotia Capital

August 2, 2005

        You should only rely on the information contained in or incorporated by reference in this prospectus supplement and accompanying short form base shelf prospectus, which we will refer to as the prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the debentures in any jurisdiction where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date later than their respective dates.

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE PROSPECTUS

        This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of the debentures. The second part, the prospectus, gives more general information, some of which may not apply to the debentures.

        If the description of the debentures varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        In this prospectus supplement, unless otherwise indicated, capitalized terms which are defined in the accompanying prospectus are used herein with the meanings defined in the prospectus and "Thomson" refers to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise. In this prospectus supplement, the words "we," "us," "our" and "our company" and other similar words are references to Thomson. Unless otherwise indicated, references in this prospectus supplement to "$" or "dollars" are to U.S. dollars and "C$" are to Canadian dollars.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents filed with the securities regulatory authority in each of the provinces of Canada and with the U.S. Securities and Exchange Commission (the "Commission") are specifically incorporated by reference in this prospectus supplement and in the prospectus:

  •
  our audited comparative consolidated financial statements, as set out in our annual report for the year ended December 31, 2004, and the accompanying auditors' report thereon;

  •
  our management's discussion and analysis for the audited comparative consolidated financial statements referred to above, as set out in our annual report for the year ended December 31, 2004;

  •
  our management information circular dated March 24, 2005 relating to our annual meeting of shareholders held on May 4, 2005, except for the sections entitled "Report on Executive Compensation," "Composition of the Human Resources Committee," "Performance Graph" and "Statement of Corporate Governance Practices";

  •
  our annual information form dated March 2, 2005;

  •
  our unaudited comparative consolidated financial statements, as set out in our interim report to shareholders for the six month period ended June 30, 2005; and

  •
  our management's discussion and analysis for the unaudited comparative consolidated financial statements referred to above, as set out in our interim report to shareholders for the six month period ended June 30, 2005.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        Some statements included and incorporated by reference in this prospectus supplement constitute forward-looking statements. The words "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "may" and "should" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

  •
  actions of our competitors;

  •
  the failure of our significant investments in technology to increase our revenues or decrease our operating costs;

  •
  our failure to fully derive anticipated benefits from our acquisitions;

  •
  our failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets;

  •
  failures or disruptions of our electronic delivery systems or the Internet;

  •
  our failure to meet the special challenges involved in expansion of our operations outside North America;

  •
  our failure to recruit and retain high quality management and key employees;

  •
  the consolidation of our customers;

  •
  increased self-sufficiency of our customers;

  •
  increased accessibility by our customers to free or relatively inexpensive information sources;

  •
  our failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements;

  •
  changes in the general economy;

  •
  actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited;

  •
  inadequate protection of our intellectual property rights;

  •
  an increase in our effective income tax rate; and

  •
  impairment of our goodwill and identifiable intangible assets.

        These factors and other risk factors described in some of the documents incorporated by reference in this prospectus supplement are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this prospectus supplement. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

THE THOMSON CORPORATION

        The Thomson Corporation was incorporated under the Business Corporations Act (Ontario), Canada by articles of incorporation dated December 28, 1977. We restated our articles on February 28, 2005. Our registered office is at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1. Our principal executive office is Metro Center, One Station Place, Stamford, Connecticut 06902, United States.

        We are a global leader in providing integrated information solutions to business and professional customers. We organize our operations in four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory is a leading provider of information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Checkpoint, Compu-Mark, Creative Solutions, Dialog, Thomson Elite, FindLaw, Gee, GSI, IOB, Lawbook, RIA, Sweet & Maxwell and Thomson & Thomson.

  •
  Thomson Learning is a leading provider of learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals. Major brands include Thomson Course Technology, Thomson Delmar Learning, Thomson Gale, Thomson Heinle, Thomson Nelson, Thomson NETg, Thomson Peterson's, Thomson Prometric, Thomson South-Western and Thomson Wadsworth.

  •
  Thomson Financial is a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community. Its flagship brand is Thomson ONE. Other major businesses and brands include AutEx, Baseline, BETA Systems, CCBN, Datastream, First Call, I/B/E/S, IFR, Investext, IR Channel, SDC Platinum and TradeWeb.

  •
  Thomson Scientific & Healthcare is a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Derwent World Patent Index, Medstat, Micromedex, MicroPatent, PDR (Physicians' Desk Reference), Thomson Pharma, ISI Web of Science and Web of Knowledge, and medical education providers Physicians World and Gardiner-Caldwell.

RECENT DEVELOPMENTS

        On August 2, 2005, we announced that we had exercised our right to redeem approximately $400,000,000 of outstanding debt securities, consisting of all of our outstanding:

  •
  C$400,000,000 6.90% medium term notes due June 4, 2008; and

  •
  $75,000,000 7.62% notes due December 22, 2007, which were issued in a private placement.

        We plan to redeem the privately-placed notes on August 16, 2005 and the medium term notes on September 1, 2005. For more information, please see the section of this prospectus supplement entitled "Use of Proceeds."

LEGAL PROCEEDINGS

        As of the date of this prospectus supplement, certain lawsuits and other claims arising in the normal course of business were pending against us. While the outcome of these matters is subject to future resolution, including the uncertainties of litigation, our management's evaluation and analysis of such matters indicates that, individually and in the aggregate, the probable ultimate resolution of such matters will not have a material adverse effect on our financial condition, taken as a whole.

USE OF PROCEEDS

        We estimate that the net proceeds from the offering, after deducting the underwriting commission of $3,500,000 and expenses of the offering of approximately $200,000, will be approximately $392,004,000. We intend to use the net proceeds to repay existing indebtedness, including the redemption of our C$400,000,000 6.90% medium term notes due June 4, 2008 and $75,000,000 7.62% notes due December 22, 2007, and for other general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

        The following table sets forth selected consolidated financial information for our company. Except as noted below, the selected consolidated financial information as of and for the years ended December 31, 2004 and 2003 has been derived from, and should be read in conjunction with, our audited annual consolidated financial statements, which are incorporated by reference in this prospectus supplement. The selected consolidated financial information as of and for the six month periods ended June 30, 2005 and 2004 has been derived from, and should be read in conjunction with, our unaudited interim consolidated financial statements, which are incorporated by reference in this prospectus supplement. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003
	(unaudited)
	(in millions, except common share data)
Consolidated Statement of Earnings:
Revenues	$3,908	$3,548	$8,098	$7,436
Cost of sales, selling, marketing, general and administrative expenses	(3,062)	(2,773)	(5,851)	(5,396)
Depreciation	(292)	(281)	(620)	(587)
Amortization	(164)	(140)	(286)	(279)

Operating profit	390	354	1,341	1,174
Net other income	1	29	24	74
Net interest expense and other financing costs	(110)	(113)	(235)	(252)
Income taxes	88	(48)	(267)	(150)
Equity in net earnings (losses) of associates, net of tax	2	(1)	—	(13)

Earnings from continuing operations	371	221	863	833
Earnings from discontinued operations	4	8	148	32

Net earnings	375	229	1,011	865
Dividends declared on preference shares	(2)	(2)	(3)	(9)
Net gain on redemption of Series V preference shares	—	—	—	21

Earnings attributable to common shares	$373	$227	$1,008	$877

Basic earnings per common share:
From continuing operations	$0.56	$0.34	$1.31	$1.29
From discontinued operations	0.01	0.01	0.23	0.05

	$0.57	$0.35	$1.54	$1.34

Weighted average common shares outstanding—basic	655,741,153	655,135,003	655,301,357	653,771,414
	As of
	June 30, 2005	December 31, 2004	December 31, 2003
	(unaudited)
	(in millions)
Consolidated Balance Sheet Information:
Cash and cash equivalents	$318	$405	$683
Total current assets	2,581	2,892	3,044
Goodwill and identifiable intangible assets	13,658	13,840	12,423
Total assets	19,053	19,643	18,685
Total current liabilities	2,814	3,083	3,145
Long-term debt (less current portion)	3,920	4,013	3,684
Total shareholders' equity	9,905	9,962	9,193

CAPITALIZATION

        The following table sets forth our consolidated capitalization at June 30, 2005, and as adjusted to reflect the net proceeds from this offering and the application of proceeds and redemption of debt as described under "Use of Proceeds," as if this offering had occurred on June 30, 2005. The table is based on our unaudited consolidated interim financial statements as of and for the six months ended June 30, 2005. The table should be read in conjunction with our unaudited consolidated interim financial statements and other information included in the documents incorporated by reference in this prospectus supplement. For further information regarding our long-term debt, see Note 14 to our audited consolidated financial statements for the year ended December 31, 2004, which are incorporated by reference into this prospectus supplement.

	June 30, 2005
	Actual	As adjusted
	(unaudited, in millions)
Short-term debt(1)	$169	$133
Current portion of long-term debt	221	221
Long-term debt (less current portion)(2)	3,920	3,520
Debentures offered hereby	—	400

Total debt(3)(4)(5)	4,310	4,274

Shareholders' equity:
Series II preference shares, no par value (authorized, issued and outstanding—6,000,000)	110	110
Common shares, no par value (654,233,793 issued and outstanding; authorized—unlimited)	2,487	2,487
Contributed surplus	120	120
Cumulative translation adjustment	303	303
Retained earnings(6)	6,885	6,863

Total shareholders' equity	9,905	9,883

Total capitalization(7)	$14,215	$14,157

(1)
Redemption of short-term debt reflects the repayment of $36 million of commercial paper using the net amount of funds derived from (a) the net proceeds of this offering received by us, less (b) the amount of premium and other payments paid by us in connection with the redemption of debt, offset by a gain realized from the unwinding of a related cross-currency swap.

(2)
Reduction of long-term debt reflects our recently-announced redemption of approximately $400,000,000 of outstanding debt securities, consisting of all of our outstanding C$400,000,000 6.90% medium term notes due June 4, 2008 and $75,000,000 7.62% notes due December 22, 2007, which were issued in a private placement.

(3)
Total debt excludes the effect of related debt swaps, which are included within "Prepaid expenses and other current assets," "Other non-current assets," "Accounts payable and accruals" and "Other non-current liabilities" in our June 30, 2005 unaudited consolidated balance sheet. If this effect had been included, total debt and total capitalization on an actual and as adjusted basis at June 30, 2005 would have been reduced by $171 million and $106 million, respectively.

(4)
As at June 30, 2005, we had no material contingent liabilities or guarantees in respect of any companies, other than our company and our subsidiaries, and those disclosed in Note 17 of our audited consolidated financial statements for the year ended December 31, 2004.

(5)
Substantially all of our debt is unsecured and ranks equally. Substantially all debt issued by our subsidiaries is guaranteed by our company.

(6)
The adjustment to retained earnings reflects the anticipated loss on the redemptions.

(7)
Other than as reflected herein, there has been no material change to our consolidated capitalization since June 30, 2005.

INTEREST COVERAGE

        After giving effect to the issue of the debentures and the use of the net proceeds therefrom, the pro-forma annualized interest on our total consolidated indebtedness, including the debentures and other long-term and short-term debt for the 12 months ended December 31, 2004 and June 30, 2005, would amount to $242 million and $231 million, respectively, as at each such date. Our consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2004 were $1,543 million which is 6.38 times the pro-forma annualized interest for that period, and for the 12 months ended June 30, 2005 were $1,564 million which is 6.77 times the pro-forma annualized interest for that period.

        Excluding the results of discontinued operations, consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2004 were $1,374 million which is 5.68 times the pro-forma annualized interest for that period, and for the 12 months ended June 30, 2005 were $1,377 million which is 5.96 times the pro-forma annualized interest for that period.

DESCRIPTION OF THE DEBENTURES

        The following description of the debentures offered hereby supplements the description of the general terms of the provisions of the Debt Securities set forth in the accompanying prospectus under "Description of Debt Securities" and should be read in conjunction with that description. The description of the debentures herein shall prevail to the extent of any inconsistency.

        The debentures will be issued under an indenture dated as of November 20, 2001, which we refer to as the Master Indenture, as supplemented by a first supplemental indenture dated November 20, 2001, a second supplemental indenture dated January 24, 2002, a third supplemental indenture dated August 8, 2003, a fourth supplemental indenture dated May 19, 2004, a fifth supplemental indenture dated June 1, 2004, a sixth supplemental indenture dated November 26, 2004 and a seventh supplemental indenture to be dated August 9, 2005 or together, the Trust Indenture, between our company and Computershare Trust Company of Canada, as the Trustee. The Trust Indenture is subject to the provisions of the Business Corporations Act (Ontario). The Trust Indenture is also subject to the provisions of the Trust Indenture Act of 1939, as amended, although it is exempt from the operation of certain provisions of the Trust Indenture Act pursuant to Rule 4d-9 thereunder.

        Under this caption, capitalized terms used and not otherwise defined have the meanings given to those terms in the Trust Indenture and the terms "we," "us," and "our" refer to The Thomson Corporation, exclusive of its subsidiaries.

  General

        The aggregate principal amount of the debentures will be issued in denominations of $1,000 and integral multiples thereof. The principal of, and interest on, the debentures will be paid in lawful money of the United States. Certain Canadian and United States federal income tax considerations applicable to the debentures are described below under "Certain Canadian Federal Income Tax Considerations" and "Certain United States Federal Income Tax Considerations."

  Interest and Maturity

        The debentures will have the following terms:

Principal Amount	Interest Rate	Maturity Date
$400,000,000	5.50%	August 15, 2035

        The debentures will be repayable at 100% of the principal amount at maturity. The debentures will bear interest from August 9, 2005, payable in semi-annual installments on February 15 and August 15 in each year. Interest on the debentures will be paid to persons in whose names the debentures are registered at the close of business on the preceding February 1 or August 1, respectively. The first interest payment will be due on February 15, 2006.

  Ranking and Other Indebtedness

        The debentures will be direct, unsecured obligations of our company and will rank equally and ratably with all of our other unsecured and unsubordinated indebtedness. The debentures will rank among themselves equally and ratably without preference or priority.

  Further Issuances

        We may from time to time, without notice to or the consent of the Holders, create and issue further debentures ranking pari passu with the debentures in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the debentures or except for the first payment of interest following the issue date of the debentures) and so that such further debentures may be consolidated and form a single series with the debentures and have the same terms as to status, redemption or otherwise as the debentures.

  Optional Redemption

        The debentures will be redeemable in whole or in part at any time, at our option, at a Redemption Price equal to the greater of:

  •
  100% of the principal amount of the debentures, and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the Redemption Date), discounted to the Redemption Date on a semi-annual basis at the Treasury Rate plus 35 basis points for the debentures, in each case together with accrued interest thereon to the Redemption Date.

        Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

        Holders of debentures to be redeemed will receive notice thereof by first-class mail at least 30 days and not more than 60 days prior to the date fixed for redemption.

        Unless we default in the payment of the Redemption Price, on or after the Redemption Date, interest will cease to accrue on the debentures or the portions thereof called for redemption.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the debentures.

        "Comparable Treasury Price" means, with respect to any Redemption Date, the average of the Reference Treasury Dealer Quotations for such Redemption Date.

        "Independent Investment Banker" means one of the Reference Treasury Dealers selected by the Trustee after consultation with us or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing in the United States appointed by the Trustee after consultation with us.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m. New York time on the third business day preceding such Redemption Date.

        "Reference Treasury Dealers" means Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc. and UBS Securities LLC or their respective affiliates which are primary U.S. government securities dealers, and their respective successors; provided, however, that if any of the foregoing or its affiliates shall cease to be a primary U.S. government securities dealer in the United States (a "Primary Treasury Dealer"), another Primary Treasury Dealer will be substituted therefor by us.

        "Treasury Rate" means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that Redemption Date.

  Transfer to Subsidiary

        We have the right at any time, without notice to or consent of the Holders, to have one of our direct or indirect wholly-owned subsidiaries that is incorporated under the laws of Canada or any province thereof, any U.S. state, the United Kingdom, or any other country that is a member of the European Union become a co-obligor under the debentures.

        If we were to exercise this right, our subsidiary would become liable for the debentures on a joint and several basis with us, and we would not be released from our obligations under the Trust Indenture or the debentures. Our subsidiary's obligations under the debentures would rank equally with all of our other unsecured and unsubordinated obligations.

        Any payments made by our subsidiary under the debentures would be made without withholding or deduction unless required by law, and our subsidiary would pay any additional amounts as would result in Holders receiving, after such withholding or deduction, the amount to which they would otherwise have been entitled absent such withholding or deduction. For a discussion of certain tax consequences of an exercise of this right, please see the section of this prospectus supplement entitled "Certain United States Federal Income Tax Considerations."

        We have no current intention to exercise this right.

  Events of Default for the Debentures

        In addition to the Events of Default provided for in respect of the Indenture Securities in the Master Indenture, subject to certain exceptions that are described in the Trust Indenture, the failure by us or any Material Subsidiary to pay, when due, the principal of any of our Debt of our company or any Material Subsidiary (other than any Debt which is owed to us or a Subsidiary) or to pay amounts due under any Guarantee of any Debt if the aggregate principal amount of such obligations and guaranteed obligations exceeds 3% of Consolidated Shareholders' Equity and, in any such case, the time for payment has not been effectively extended, excluding any of the above events in respect of certain Debt where the creditor can only have recourse to an action in damages and/or to specified assets or revenues, will constitute an Event of Default with respect to the debentures.

  The Trustee and Paying Agent

        The initial Trustee and the Paying Agent under the Trust Indenture for the debentures will be Computershare Trust Company of Canada and Computershare Trust Company Inc., respectively.

  Book-Entry System, Clearance and Settlement

        The debentures will be issued in the form of one or more global certificates representing the debentures, which we refer to as the Global Debentures. The Global Debentures will be delivered on the date of closing to, and registered in the name of, The Depository Trust Company, as depository or its nominee, which we refer to as DTC. Beneficial interests in the debentures will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Owners of beneficial interests in the Global Debentures will not be entitled to receive the debentures in definitive form (except in the very limited circumstances described in this section below) and will not be considered Holders of debentures under the Trust Indenture.

        DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with the DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. These direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock

Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the DTC and its participants are on file with the Commission.

        Individual certificates in respect of the debentures will not be issued in exchange for Global Debentures, except in very limited circumstances. If DTC notifies us that it is unwilling or unable to continue as a clearing system in connection with the debentures or ceases to be a clearing agency registered under the Exchange Act, and a successor clearing system is not appointed by us within 90 days after receiving such notice from DTC or upon becoming aware that DTC is no longer so registered, we will issue or cause to be issued individual certificates in registered form on registration of transfer of, or in exchange for, book-entry interests in the debentures represented by such Global Debentures upon delivery of such Global Debentures for cancellation. In the event that individual certificates are issued, Holders will be able to receive payments, including principal and interest, on the debentures and effect transfer of the debentures at the offices of our paying and transfer agent.

        Title to book-entry interests in the debentures will pass by book-entry registration of the transfer within the records of DTC in accordance with its procedures. Book-entry interests in the debentures may be transferred within DTC in accordance with procedures established for this purpose by DTC.

  Clearance and Settlement Procedures

        Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC's rules and will be settled in immediately available funds using DTC's Same-Day Funds Settlement System.

        Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the debentures among participants of DTC, it is under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

        According to DTC the foregoing information with respect to DTC has been provided to the industry for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

        The information in this section concerning DTC and its system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and DTC and any changes to such procedures that may be instituted unilaterally by DTC.

  Redemption for Changes in Canadian Withholding Taxes

        The debentures will be redeemable, at our option, in whole and not in part at any time, on not less than 30 days and not more than 60 days prior written notice, at 100% of the aggregate principal amount, together with accrued interest thereon to the Redemption Date, in the event we have become or would become obligated to pay, on the next date on which any amount would be payable with respect to the debentures, any Additional Amounts (as defined below) as a result of a change in the laws (including any regulations promulgated thereunder) of Canada (or any political subdivision or taxing authority thereof or therein), or any change in any official position regarding the application or interpretation of such laws or regulations, which change is announced or becomes effective on or after the date of this prospectus supplement.

  Additional Amounts

        All payments made by us under or with respect to the debentures will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (collectively, "Taxes"), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the debentures and the debentures are not redeemed in accordance with the provisions described under "—Redemption for Changes in Canadian Withholding Taxes," we will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount the Holder would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a Holder (an "Excluded Holder"):

  •
  with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

  •
  which is subject to such Taxes by reason of its being connected with Canada or any province or territory thereof otherwise than by the mere holding or ownership of the debentures or the receipt of payments thereunder; or

  •
  which is subject to such Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Taxes.

        We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.

        We will furnish to Holders, within 30 days after the date the payment of any Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by us. We will indemnify and hold harmless each Holder (other than an Excluded Holder) and upon written request reimburse each such Holder for the amount of:

  •
  any Taxes so levied or imposed which have not been withheld or deducted and remitted by us and which have been paid by such Holder as a result of payments made under or with respect to the debentures;

  •
  any liability (including penalties, interest and expenses) arising therefrom or with respect thereto or from the failure to make such payment; and

  •
  any Taxes imposed with respect to any reimbursement under the two bullets immediately above, but excluding any such Taxes on such Holder's net income.

        At least 10 days prior to each date on which any payment under or with respect to the debentures is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an Officers' Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable, and will set forth such other information necessary to enable the Trustee to pay such Additional Amounts to Holders (other than an Excluded Holder) on the payment date. Whenever in the Trust Indenture there is mentioned, in any context, the payment of principal (and premium, if any), interest or any other amount payable under or with respect to any debenture, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

  Prescription

        Any money that we deposit with the Trustee or any Paying Agent or held by us in trust for the payment of principal of (or premium, if any) or any interest on any debenture that remains unclaimed for two years after the date upon which the principal, premium, if any, or interest are due and payable, will be repaid to us upon our request subject to the mandatory provisions of any applicable unclaimed property law. After that time, unless otherwise required by mandatory provisions of any unclaimed property law, the Holder will be able to seek any payment to which that Holder may be entitled to collect only from us.

        Our obligation to pay the principal of (or premium, if any) and interest on the debentures will cease if the debentures are not presented for payment within a period of 10 years and a claim for interest is not made within five years from the date on which such principal, premium, if any, or interest, as the case may be, becomes due and payable.

  Notices

        Notices to Holders will be sent by mail to the registered Holders.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

        Under the existing laws of Canada and the current administrative practice of the Canada Revenue Agency the payment by us of interest, principal or premium on the debentures to a holder who is a non-resident of Canada and with whom we deal at arm's length within the meaning of the Income Tax Act (Canada), or the Act, at the time of making the payment will be exempt from Canadian withholding tax. For the purposes of the Act, related persons (as therein defined) are deemed not to deal at arm's length and it is a question of fact whether persons not related to each other deal at arm's length.

        No other tax on income (including taxable capital gains) will be payable under the Act in respect of the holding, redemption or disposition of the debentures or the receipt of interest or premium thereon by holders who are neither residents nor deemed to be residents of Canada for the purposes of the Act and who do not use or hold and are not deemed to use or hold the debentures in carrying on business in Canada for the purposes of the Act. The foregoing may not be applicable to a holder that is a non-resident insurer that carries on an insurance business in Canada and elsewhere.

        This summary is of a general nature only and does not take into account tax legislation or considerations of any jurisdiction other than Canada. Purchasers of the debentures should consult their own tax advisors with respect to their particular circumstances.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the principal United States federal income tax consequences of the acquisition, ownership and disposition of a debenture by an initial purchaser thereof that is, for United States federal income tax purposes, an individual citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to United States federal income taxation regardless of its source, and any trust if (i) a United States court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust or if the trust has validly made an election to be treated as a U.S. person under the applicable Treasury regulations, which we refer to collectively as a U.S. Holder. If a partnership holds a debenture, the United States federal income tax consequences will depend on the status of the partner and the activities of the partnership. A partner of a partnership that holds a debenture should consult its tax advisor regarding the United States federal income tax consequences of the acquisition, ownership and disposition of a debenture.

        This summary only applies to U.S. Holders that hold a debenture as a "capital asset" for investment under Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary is based on laws, the Code, Treasury regulations, rulings and decisions in effect on the date hereof, all of which are subject to change (possibly with retroactive effect) and differing interpretations. This summary is intended for general information only, and does not discuss all of the tax consequences that may be relevant to the particular circumstances of a U.S. Holder or to U.S. Holders subject to special tax rules, such as banks, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, or persons that hold debentures that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction. Prospective purchasers of the debentures should consult their own tax advisors concerning the application of United States federal income tax law, as well as the laws of any state, local or foreign taxing jurisdiction, to their particular situations. See "Certain Canadian Federal Income Tax Considerations."

        For United States federal income tax purposes, interest (including any Canadian withholding tax or Additional Amounts, if any) on a debenture generally will be taxable to a U.S. Holder as ordinary income at the time received or accrued, in accordance with such holder's method of accounting for United States federal income tax purposes. Interest paid by us on the debentures will generally constitute income from sources outside the United States and, with certain exceptions, will be "passive" or "financial services" income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a U.S. Holder.

        Upon the sale, exchange or redemption of a debenture, a U.S. Holder will recognize gain or loss, if any, for United States federal income tax purposes equal to the difference between the amount realized on such sale, exchange or redemption (other than amounts received that are attributable to accrued but unpaid interest, which will be taxable as ordinary income to the extent not previously included in gross income of the U.S. Holder) and such U.S. Holder's adjusted tax basis in the debenture. Assuming the debenture was held by a U.S. Holder as a capital asset, such gain or loss generally will constitute capital gain or loss, and will be long-term capital gain or loss if the debenture was held by such U.S. Holder for more than one year. Non-corporate U.S. Holders (including individuals) can qualify for preferential rates of United States federal income taxation in respect of long-term capital gains. The deduction of capital losses is subject to limitation under the Code. Gain or loss by a U.S. Holder on the sale, exchange, or redemption of a debenture will generally be United States source gain or loss for United States federal income tax purposes, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

        In general, information reporting requirements will apply to interest and to the proceeds received on the disposition of the debentures paid within the United States (and in certain cases, outside the United States) to U.S. Holders. A 28% backup withholding tax may apply to such amounts if a U.S. Holder (i) fails to establish properly that it is entitled to an exemption, (ii) fails to furnish or certify his or her correct taxpayer identification number to the payer in the manner required, (iii) is notified by the IRS that he or she has failed to report payments of interest or dividends properly, or (iv) under certain circumstances, fails to certify that he or she is not subject to backup withholding for failure to report interest or dividend payments. The amount of any backup withholding will be allowed as a credit against the U.S. Holder's United States federal income tax liability.

        We have the right to add one of our subsidiaries as a co-obligor of the debentures. See "Description of the Debentures—Transfer to Subsidiary" on page S-11 of this prospectus supplement for more information. If we exercise the right to cause one of our subsidiaries to become a co-obligor of the debentures, the modification should not cause a deemed exchange of the debentures for United States federal income tax purposes and U.S. Holders should have the same tax basis and holding period with respect to the debentures as before the addition.

        Any discussion of tax issues set forth in this prospectus supplement was written in connection with the promotion and marketing of the transactions described herein. Such discussion was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax penalties that may be imposed on such person. Each U.S. Holder should seek advice based on such holder's particular circumstances from an independent tax advisor, including as to the applicability and effect of any federal, state, local or foreign tax laws, and of any proposed changes in applicable law.

UNDERWRITING

        We intend to offer the debentures through the underwriters. Bear, Stearns & Co. Inc., Deutsche Bank Securities Inc. and UBS Securities LLC are acting as representatives of the underwriters named below (the "Underwriters"). Subject to the terms and conditions contained in an underwriting agreement and the related terms agreement dated August 2, 2005 (collectively, the "Underwriting Agreement"), between us and the Underwriters, we have agreed to sell to the Underwriters and the Underwriters have severally agreed to purchase from us, the principal amount of the debentures listed opposite their names below.

Underwriter	Principal Amount
Bear, Stearns & Co. Inc.	$80,000,000
Deutsche Bank Securities Inc.	80,000,000
UBS Securities LLC	80,000,000
Barclays Capital Inc.	28,000,000
J.P. Morgan Securities Inc.	28,000,000
Morgan Stanley & Co. Incorporated	28,000,000
The Royal Bank of Scotland plc	28,000,000
TD Securities (USA) LLC	16,000,000
BMO Nesbitt Burns Corp.	4,000,000
Banc of America Securities LLC	4,000,000
Citigroup Global Markets Inc.	4,000,000
Credit Suisse First Boston LLC	4,000,000
Goldman, Sachs & Co.	4,000,000
Merrill Lynch, Pierce, Fenner & Smith	4,000,000
Incorporated
RBC Capital Markets Corporation	4,000,000
Scotia Capital (USA) Inc.	4,000,000

Total	$400,000,000

        In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the debentures offered hereby if any of the debentures are purchased. In the event of default by an Underwriter, the Underwriting Agreement provides that, in certain circumstances, purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated. The obligations of the Underwriters under the Underwriting Agreement may also be terminated upon the occurrence of certain stated events.

        We have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of those liabilities.

        The Underwriters are offering the debentures, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the debentures, and other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers' certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised our company that the Underwriters propose initially to offer the debentures to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at such public offering price less a concession not in excess of .5% per debenture. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .25% per debenture to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the Underwriters.

        The expenses of the offering, not including the underwriting discount, are estimated to be $200,000 and are payable by our company.

Price Stabilization and Short Positions

        In connection with the offering, the Underwriters are permitted to engage in transactions that stabilize the market price of the debentures. Such transactions consist of bids or purchases to peg, fix or maintain the price of the debentures. If the Underwriters create a short position in the debentures in connection with the offering, i.e., if they sell more debentures than are on the cover page of this prospectus supplement, the Underwriters may reduce that short position by purchasing debentures in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither our company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the debentures. In addition, neither our company nor any of the Underwriters makes any representation that the Underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Selling Restrictions

        Each of the Underwriters has represented and agreed that it has not and will not offer, sell or deliver any of the debentures directly or indirectly, or distribute this prospectus supplement or the accompanying amended and restated prospectus or any other offering material relating to the debentures, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and in a manner that will not impose any obligations on our company, except as set forth in the Underwriting Agreement.

        The debentures will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada. Each Underwriter has represented and agreed that it will not offer, sell or deliver the debentures, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar arrangement with respect to the debentures will require any dealer or other party thereto to make a representation to the same effect.

Liquidity and Electronic Distribution

        The debentures are a new issue of securities with no established trading market. The debentures will not be listed on any securities exchange or on any automated dealer quotation system. The Underwriters may make a market in the debentures after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the debentures or that an active public market for the debentures will develop. If an active public trading market for the debentures does not develop, the market price and liquidity of the debentures may be adversely affected.

        Certain of the Underwriters will make the debentures available for distribution on the Internet through a proprietary website and/or third-party system operated by an Internet-based communications technology provider. The provider is a registered broker-dealer and will receive compensation from them based on transactions conducted through the system.

Other Relationships

        Certain of the Underwriters and their associates engage in transactions with, or perform services for, our company in the ordinary course of business and receive fees in connection therewith.

CREDIT RATINGS

        Our long-term unsecured debt securities are rated A3 by Moody's, A- by S&P and A (low) by Dominion Bond Rating Service (DBRS).

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. According to the Moody's rating system, debt securities rated "A3 (stable)" are considered upper-medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category. Moody's also assigned a stable outlook to the rating, which is its assessment regarding the likely direction of the rating over the medium-term.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an obligation rated "A-" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligations is still strong. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. S&P also assigned a stable outlook to the rating, which is its assessment regarding the likely direction of the rating over the medium-term.

        DBRS's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS's "A (low)" rating assigned to our long-term debt is the third highest of the 10 rating categories for long-term debt. Debt securities rated "A" are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to "high" or "low" reflects the relative strength within the rating category. DBRS also assigned a stable outlook to the ratings, which helps give investors an understanding of DBRS's opinion regarding the outlook for the ratings.

        The credit ratings accorded to the debentures by Moody's, S&P and DBRS are not recommendations to purchase, hold or sell the debentures inasmuch as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by either Moody's, S&P or DBRS in the future if in its judgment circumstances so warrant.

LEGAL MATTERS

        Legal matters relating to the debentures being offered hereby will be passed upon for our company by Torys LLP, New York, New York and Toronto, Ontario with respect to matters of United States and Canadian law and for the underwriters by Shearman & Sterling LLP, New York, New York, with respect to matters of United States law. As at August 2, 2005, lawyers of Torys LLP owned beneficially, directly or indirectly, less than 1% of any class of outstanding securities of our company.

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 17, 2003

The Thomson Corporation

US$2,000,000,000

Debt Securities
(unsecured)

We may from time to time issue one or more series of unsecured debt securities, which we refer to as Debt Securities, in an aggregate principal amount of up to US$2,000,000,000 (or the equivalent in other currencies) or, if any Debt Securities are issued at an original issue discount, such greater amount as shall result in an aggregate issue price of US$2,000,000,000 (or the equivalent in other currencies), during the 25 month period that this short form prospectus, including any amendments hereto, remains valid.

We will provide the specific terms of the Debt Securities in supplements to this prospectus. You should read this prospectus and any applicable prospectus supplements carefully before you invest.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY AND ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

We are permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and our financial statements are subject to Canadian generally accepted auditing standards and Canadian and U.S. securities regulatory auditor independence standards. Our financial statements may not be comparable to financial statements of U.S. companies.

Owning the Debt Securities may have tax consequences in both the United States and Canada. This prospectus and any applicable prospectus supplement may not describe these tax consequences fully. You should consult your own tax advisor with respect to your own particular circumstances and read the tax discussion in this prospectus and any applicable prospectus supplement.

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated under the laws of the Province of Ontario, Canada, some of our officers and directors and some of the experts named in this prospectus are residents of Canada and some of our assets and some of the assets of those officers, directors and experts may be located outside of the United States.

ABOUT THIS PROSPECTUS

        In this prospectus, the words "we," "us," "our" and "our company" and other similar words are references to The Thomson Corporation and its consolidated subsidiaries unless the context requires otherwise. All references in this prospectus to "$" or "US$" are to U.S. dollars.

        This prospectus is part of a registration statement on Form F-9 relating to the Debt Securities that we filed with the U.S. Securities and Exchange Commission, or SEC. Under this "shelf" registration process, we may, from time to time, sell any combination of Debt Securities in one or more offerings up to an aggregate principal amount of US$2,000,000,000. This prospectus provides you with a general description of the Debt Securities that we may offer. Each time we sell Debt Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Debt Securities. The prospectus supplement may also add, update or change information contained in this prospectus. Before you invest, you should read both this prospectus and any applicable prospectus supplement together with additional information described under the heading "Where You Can Find More Information." This prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to our company and the Debt Securities.

        We prepare our consolidated financial statements in accordance with Canadian generally accepted accounting principles, or Canadian GAAP, which differs from U.S. generally accepted accounting principles, or U.S. GAAP. Therefore, our consolidated financial statements incorporated by reference in this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. You should refer to Note 25 of our consolidated financial statements for the year ended December 31, 2002 for a discussion of the principal differences between our financial results calculated under Canadian GAAP and U.S. GAAP (and the corresponding notes for subsequent years). Unless otherwise indicated, financial information in this prospectus has been prepared in accordance with Canadian GAAP.

WHERE YOU CAN FIND MORE INFORMATION

        Information has been incorporated by reference in this prospectus from documents filed with the securities regulatory authorities in each of the provinces of Canada. Copies of the documents incorporated by reference in this prospectus may be obtained on request without charge from the Secretary, The Thomson Corporation, Suite 2706, Toronto Dominion Bank Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1 (telephone no. (416) 360-8700). For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of our company at the above-mentioned address and telephone number.

        You may also access our disclosure documents and any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, which is commonly known by the acronym SEDAR and which may be accessed at www.sedar.com. SEDAR is the Canadian equivalent of the SEC's Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov. In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the information requirements of the U.S. Securities Exchange Act of 1934 and, in accordance with the Exchange Act, file reports and other information with the SEC.

        You may read any document we file with or furnish to the SEC at the SEC's public reference rooms at Room 1024, 450 Fifth Street N.W., Washington, D.C. 20549, at 233 Broadway, New York, New York, 10279 and at 500 West Meridian Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference rooms. Our filings are also electronically available from the SEC's EDGAR, as well as from commercial document retrieval services.

        You are invited to read and copy any reports, statements or other information that we file with the securities regulatory authorities in each of the provinces of Canada at their respective public reference rooms. Reports and other information about us should also be available for inspection at the offices of the Toronto Stock Exchange and the New York Stock Exchange. Under the multijurisdictional disclosure system adopted by the United States and Canada, we are permitted to incorporate by reference in this prospectus certain information we file with the SEC and the securities regulatory authorities in Canada, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is an important part of this prospectus. Information incorporated by reference must be filed as exhibits to the registration statement on Form F-9 that we have filed with the SEC in connection with the Debt Securities.

DOCUMENTS INCORPORATED BY REFERENCE

        The following documents, which have been filed with the securities regulatory authorities in each of the provinces of Canada and with the SEC, are specifically incorporated by reference in this prospectus:

  •
  our audited comparative consolidated financial statements and the notes thereto, as set out on pages 55 to 93 of our annual report for the year ended December 31, 2002, and the accompanying auditors' report thereon;

  •
  our management's discussion and analysis for the audited comparative consolidated financial statements referred to above, as set out on pages 32 to 54 of our annual report for the year ended December 31, 2002;

  •
  our management information circular dated April 7, 2003 relating to our annual meeting of shareholders held on May 7, 2003, except for the sections entitled "Report on Executive Compensation," "Composition of the Human Resources Committee," "Performance Graph" and "Statement of Corporate Governance Practices";

  •
  our annual information form dated March 26, 2003 for the year ended December 31, 2002;

  •
  our unaudited comparative consolidated financial statements, as set out on pages 18 to 37 of our interim report to shareholders for the six months ended June 30, 2003; and

  •
  our management's discussion and analysis for the unaudited comparative consolidated financial statements referred to above, as set out on pages 1 to 17 of our interim report to shareholders for the six months ended June 30, 2003.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        Any documents of the type referred to above, any material change reports (excluding confidential reports, if any), all updated interest coverage ratio information, as well as all prospectus supplements disclosing additional or updated information that we file with the securities regulatory authorities in Canada after the date of this prospectus and prior to the termination of the distribution shall be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC on Form 40-F or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part.

        A prospectus supplement containing the specific terms of any Debt Securities will be delivered, together with this prospectus, to purchasers of such Debt Securities and will be deemed to be incorporated into this prospectus for the purposes of securities legislation as of the date of such prospectus supplement, but only for the purposes of the distribution of the Debt Securities to which such prospectus supplement pertains.

        When we file a new annual information form and the related audited comparative consolidated financial statements with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this prospectus is valid, the previous annual information form, the previous audited comparative consolidated financial statements and all unaudited comparative consolidated financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Debt Securities under this prospectus.

        You should rely only on the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Debt Securities in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on the front of the applicable prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some statements included and incorporated by reference in this prospectus constitute forward-looking statements. The words "anticipate," "believe," "plan," "estimate," "expect," "intend," "will," "may" and "should" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect our current expectations concerning future results and events. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, which include, but are not limited to:

  •
  actions of our competitors;

  •
  the failure of our significant investments in technology to increase our revenues or decrease our operating costs;

  •
  our failure to fully derive anticipated benefits from our acquisitions;

  •
  our failure to develop additional products and services to meet our customers' needs, attract new customers or expand into new geographic markets;

  •
  our failure to meet the special challenges involved in expansion of our operations outside North America;

  •
  our failure to recruit and retain high quality management and key employees;

  •
  the consolidation of our customers;

  •
  increased self-sufficiency of our customers;

  •
  increased accessibility to free or relatively inexpensive information sources;

  •
  our failure to maintain the availability of information obtained through licensing arrangements and changes in the terms of our licensing arrangements;

  •
  changes in the general economy;

  •
  actions or potential actions that could be taken by our principal shareholder, The Woodbridge Company Limited;

  •
  inadequate protection of our intellectual property rights;

  •
  an increase in our effective income tax rate;

  •
  impairment of our goodwill and identifiable intangible assets; and

  •
  failures or disruptions of our electronic delivery systems or the Internet.

        These factors and other risk factors described in some of the documents incorporated by reference in this prospectus are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements that reflect our view only as of the date of this prospectus. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

        Investing in the Debt Securities is subject to certain risks. Before purchasing Debt Securities, you should consider carefully the risk factors set forth below and those under the heading "Risk Factors" in our annual information form, which is contained in our annual report on Form 40-F for the year ended December 31, 2002 (and our annual information forms for subsequent years), as well as the other information contained in and incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in the applicable prospectus supplement. If any event arising from these risks occurs, our business, prospects, financial condition, results of operation and cash flows could be materially and adversely affected.

Fluctuations in exchange rates could give rise to foreign currency exposure.

        Debt Securities denominated or payable in foreign currencies may entail significant risks, and the extent and nature of such risks change continuously. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency market, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending on the currency or currencies involved. Prospective purchasers should consult their own financial and legal advisors as to the risks entailed in an investment in Debt Securities denominated in currencies other than the local currency. Debt Securities are not an appropriate investment for investors who are unsophisticated with respect to foreign currency transactions.

Credit ratings assigned to Debt Securities may change.

        We cannot assure you that any credit rating, if any, assigned to Debt Securities issued hereunder will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on the market value of the Debt Securities.

There may not be a trading market for the Debt Securities.

        There is currently no market through which the Debt Securities may be sold. We cannot assure you that a secondary market for trading in the Debt Securities will develop or that any secondary market which does develop will continue.

The Debt Securities will be subordinated to creditors of our subsidiaries.

        We conduct our operations through a number of subsidiaries and to the extent any such subsidiary has or incurs indebtedness with a third party, the holders of the Debt Securities will effectively be subordinated to the claims of the holders of such third party indebtedness, including in the event of liquidation or upon a realization of the assets of any such subsidiary.

THE THOMSON CORPORATION

        The Thomson Corporation was incorporated under the Business Corporations Act (Ontario), Canada by articles of incorporation dated December 28, 1977. We have amended our articles from time to time, most recently on December 5, 1996, and we restated our articles as amended on September 1, 1998. Our registered office is at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1. Our principal office in the United States is Metro Center, One Station Place, Stamford, Connecticut 06902.

OUR BUSINESS

        We are a global leader in providing integrated information solutions to business and professional customers. We organize our operations in four market groups that are structured on the basis of the customers they serve:

  •
  Thomson Legal & Regulatory provides integrated information solutions to legal, tax, accounting, intellectual property, compliance and business professionals;

  •
  Thomson Learning provides integrated learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals;

  •
  Thomson Financial provides integrated information and workflow solutions to the global financial services industry; and

  •
  Thomson Scientific & Healthcare provides integrated information solutions to researchers, physicians and other professionals in the academic, corporate and healthcare communities.

USE OF PROCEEDS

        Unless otherwise specified in a prospectus supplement that accompanies this prospectus, the net proceeds from the sale of the Debt Securities will be added to our general funds and we will use them for general corporate purposes including to repay existing indebtedness. We may from time to time issue debt securities and incur additional indebtedness other than through an offering under this prospectus and any applicable prospectus supplements.

INTEREST COVERAGE

        After giving effect to our issuance on August 5, 2003 of US$200,000,000 aggregate principal amount of 4.25% notes due 2009 and US$250,000,000 aggregate principal amount of 5.25% notes due 2013 and the use of the net proceeds from that offering, as if such offering occurred at the beginning of each period, the pro-forma interest, including these new notes and other long-term and short-term debt for the 12 months ended December 31, 2002 and June 30, 2003, would amount to US$261 million and US$242 million, respectively, for each such period. Our consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2002 were US$1,093 million, which is 4.19 times the pro-forma interest for that period, and for the 12 months ended June 30, 2003 were US$1,196 million, which is 4.93 times the pro-forma interest for that period.

        Excluding the results of discontinued operations, consolidated net earnings before deducting interest expense and other financing costs (including the effect of related debt swaps) and before income taxes for the 12 months ended December 31, 2002 were US$1,015 million, which is 3.89 times the pro-forma interest for that period, and for the 12 months ended June 30, 2003 were US$1,127 million, which is 4.65 times the pro-forma interest for that period.

        These coverage ratios do not give effect to the issuance of Debt Securities that may be issued pursuant to this prospectus.

SHARE CAPITAL

        Our authorized capital consists of an unlimited number of common shares and an unlimited number of preference shares without par value issuable in series. As of September 30, 2003, 654,471,459 common shares and 6,000,000 Series II cumulative redeemable floating rate preference shares were outstanding.

DESCRIPTION OF DEBT SECURITIES

        This section describes certain general terms and provisions of the Debt Securities. We will provide the particular terms and provisions of a series of Debt Securities and a description of how the general terms and provisions described below apply to that series in a prospectus supplement. Thus, for a description of the terms of a particular series of Debt Securities, you must refer to both the applicable prospectus supplement relating to that series and the description of the Debt Securities contained in this prospectus. In this section, the words "we," "us," "our" and "our company" refer only to The Thomson Corporation and not to any of our consolidated subsidiaries.

        Unless otherwise specified in a prospectus supplement, the Debt Securities will be issued under a trust indenture dated November 20, 2001, as amended and supplemented from time to time, between our company and Computershare Trust Company of Canada, which we refer to below as the Trustee. The trust indenture is subject to the provisions of the Business Corporations Act (Ontario) and the provisions of the U.S. Trust Indenture Act of 1939, as amended, although it is exempt from the operation of certain provisions of the Trust Indenture Act pursuant to Rule 4d-9 thereunder. We filed a copy of the form of trust indenture on November 8, 2001 with the securities regulatory authorities in Canada and as an exhibit to a registration statement that we filed with the SEC.

        This summary information does not purport to be complete and is qualified in its entirety by reference to the provisions of the Debt Securities and the trust indenture, including the definition of certain terms in the trust indenture. It is the trust indenture, and not this summary, that governs the rights of holders of Debt Securities. Capitalized terms that are used below and not defined have the meanings assigned to them in the trust indenture. We have defined selected terms at the end of this section. Section references below are to sections of the trust indenture.

  General

        The trust indenture does not limit the amount of Debt Securities that may be issued under the trust indenture. The trust indenture provides that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. We may offer no more than

US$2,000,000,000 (or the equivalent in non-U.S. Currency) aggregate principal amount of Debt Securities pursuant to this prospectus. The specific terms of any series of Debt Securities will be established at the time of issuance and will be described in the applicable prospectus supplement. These terms may include, but are not limited to, any of the following:

  •
  the specific designation of the Debt Securities;

  •
  any limit on the aggregate principal amount of the Debt Securities;

  •
  the date or dates, if any, on which the Debt Securities will mature and the portion (if other than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of Maturity;

  •
  the rate or rates per annum (which may be fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for any interest payable on the Debt Securities which are in registered form;

  •
  any mandatory or optional redemption or sinking fund provisions, including the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed or purchased at the option of our company or otherwise;

  •
  whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities in bearer form and as to exchanges between registered and bearer form;

  •
  whether the Debt Securities will be issuable in the form of one or more registered global securities and if so the identity of the depository for such registered global securities;

  •
  the denominations in which any of the Debt Securities will be issuable if other than denominations of US$1,000 and any multiple thereof;

  •
  each office or agency where the principal of and any premium and interest on the Debt Securities will be payable and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

  •
  if other than U.S. dollars, the foreign currency or the units based on or relating to foreign currencies in which the Debt Securities are denominated and/or in which the payment of the principal of and any premium and interest on the Debt Securities will or may be payable;

  •
  any index pursuant to which the amount of payments of principal of and any premium and interest on the Debt Securities will or may be determined; and

  •
  any other terms of the Debt Securities, including covenants and additional Events of Default. (Section 301)

        The trust indenture also provides that there may be more than one Trustee under the trust indenture, each with respect to one or more different series of Debt Securities. See "—Resignation of Trustee" below for more information. In the event that there is more than one trustee under the trust indenture, the powers and trust obligations of each trustee as described in this prospectus shall extend only to the one or more series of Debt Securities for which it is trustee. If more than one trustee is acting under the trust indenture, then the Debt Securities (whether of one or more than one series) for which each trustee is acting shall in effect be treated as if issued under separate trust indentures. At a time when two or more trustees are acting, each with respect to only a certain series, the term "Debt Securities" as used in this prospectus shall mean the one or more series with respect to which each respective Trustee is acting.

        Some or all of the Debt Securities may be issued under the trust indenture as Original Issue Discount Securities (bearing no interest or interest at a rate that at the time of issuance is below market rates) to be issued at prices below their stated principal amounts.

        The general provisions of the trust indenture do not contain any provisions that would limit the ability of our company to incur indebtedness or that would afford Holders protection in the event of a highly leveraged or similar transaction involving our company.

        Under the trust indenture, we will have the ability, in addition to the ability to issue Debt Securities with terms different from those of other Debt Securities previously issued, without the consent of the Holders, to reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series. (Section 301)

  Ranking and Other Indebtedness

        The Debt Securities will be unsecured obligations of our company and will rank equally with all other unsecured and unsubordinated obligations of our company.

  Form, Denomination, Exchange and Transfer

        Debt Securities of a series may be issuable solely as registered Debt Securities issuable in denominations of US$1,000 and integral multiples of US$1,000 or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series. The trust indenture also provides that Debt Securities of a series may be issuable in global form, which we refer to as Global Securities. Debt Securities of any series will be exchangeable for other Debt Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (Section 305)

        The Debt Securities may be presented for exchange as described above, and Debt Securities may be presented for registration of transfer (duly endorsed or accompanied by a written instrument of transfer), at the corporate trust office of the Trustee or at the office of any transfer agent designated by our company for such purpose with respect to any series of Debt Securities. No service charge will be made for any transfer or exchange of Debt Securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. We may at any time designate one or more successor or additional transfer agents with respect to any series of Debt Securities and may from time to time rescind any such designation. (Section 305) We will be required to maintain a transfer agent in each Place of Payment for such series. (Section 1002)

        So long as required by the Business Corporations Act (Ontario), we shall cause to be kept, by our company or a trust corporation registered in Ontario, a central securities register that complies with the requirements of the Business Corporations Act (Ontario). Additionally, we will cause to be recorded promptly in the central securities register maintained pursuant to the Business Corporations Act (Ontario), the particulars of each issue, exchange or transfer of Debt Securities. Unless otherwise provided for in the case of any series of Debt Securities, the Trustee shall maintain at its corporate trust office a branch register containing the same information with respect to each entry contained therein as contained in the central register. In the event of a conflict between the information contained in the central register and the information contained in a branch register, the information contained in the central register shall prevail. (Section 305)

        We shall not be required to:

  •
  issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

  •
  register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or

  •
  issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder except the portion, if any, of such Debt Security not to be so repaid. (Section 305)

  Events of Default

        The trust indenture provides, with respect to any series of Outstanding Debt Securities thereunder, that the following shall constitute Events of Default:

  (i)
  default in the payment of any interest upon any Debt Security of that series, when the same becomes due and payable, continued for 30 days;

  (ii)
  default in the payment of the principal of or any premium on any Debt Security of that series at its Maturity;

  (iii)
  default in the deposit of any sinking fund or analogous payment when due by the terms of any Debt Security of that series;

  (iv)
  default in the performance, or breach, of any covenant or warranty of our company in the trust indenture (other than a covenant or warranty, a default in whose performance or whose breach is specifically dealt with elsewhere in the trust indenture), continued for 60 days after written notice to our company;

  (v)
  certain events of bankruptcy, insolvency or reorganization; and

  (vi)
  any other Event of Default provided with respect to the Debt Securities of that series. (Section 501)

        No Event of Default provided with respect to a particular series of Debt Securities necessarily constitutes an Event of Default with respect to any other series of Debt Securities. (Section 501) We are required to file with the Trustee, annually, an Officer's Certificate as to our compliance with all conditions and covenants under the trust indenture. (Section 1004) The trust indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any default (except payment defaults on the Debt Securities) if it considers it in the best interest of the Holders of Debt Securities to do so. (Section 502)

        If an Event of Default listed in clause (i), (ii), (iii), (iv) or (vi) of the second preceding paragraph with respect to Debt Securities of a particular series occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of Outstanding Debt Securities of that series may declare the Outstanding Debt Securities of that series due and payable immediately. If an Event of Default listed in clause (v) of the preceding paragraph occurs and is continuing, then the Trustee or the Holders of not less than 25% in principal amount of all Debt Securities then Outstanding may declare the principal amount of all of the Outstanding Debt Securities to be due and payable immediately. However, in either case the Holders of a majority in principal amount of the Outstanding Debt Securities of that series, or of all Outstanding Debt Securities, as the case may be, by written notice to us and the Trustee, may, under certain circumstances, rescind and annul such declaration. (Section 503)

        Subject to the provisions relating to the duties of the Trustee, in case an Event of Default with respect to Debt Securities of any or all series occurs and is continuing, the Trustee shall be under no obligation to exercise any of its rights or powers under the trust indenture at the request, order or direction of any of the Holders of such Debt Securities, unless such Holders shall have offered to the Trustee reasonable indemnity against the expenses and liabilities which might be incurred by it in compliance with such request. (Section 508) Subject to such provisions for the indemnification of the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (with respect to any remedy, trust or power relating to or arising under an Event of Default described in clause (i), (ii), (iii), (iv) or (vi) above) or the Holders of a majority in principal amount of all Outstanding Debt Securities (with respect to any other remedy, trust or power), as the case may be, shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the trust indenture, or exercising any trust or power conferred on the Trustee. (Section 513)

        The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default described in clause (i), (ii), (iii), (iv) or (vi) above (or, in the case of a default described in clause (v) above, the Holders of not less than a majority in principal amount of all Outstanding Debt Securities may waive any such past default) and its consequences, except a default (a) in the payment of the principal of (or premium, if any) or any interest on any Debt Security, or (b) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected thereby. (Section 514)

  Negative Pledge

        The trust indenture will provide that, so long as any Debt Securities are Outstanding, we will not:

  •
  create or permit to subsist after knowledge of the existence thereof any mortgage, lien, pledge, encumbrance, conditional sale or other title retention agreement, or other similar security interest, or Security Interest, upon any part of any undertaking or assets to secure any of our Debt; or

  •
  permit any Material Subsidiary to give any Guarantee to secure any of our Debt;

        without at the same time or as soon as reasonably practicable thereafter according to the Holders of Debt Securities a ratable and pari passu interest in the same Security Interest or Guarantee, as applicable, but this covenant will not apply to, or operate to prevent:

  (i)
  any Security Interest for, or any Guarantee by a Material Subsidiary of, any of our Debt, the amount of which, when aggregated with the amount of all other Debt of our company then outstanding in respect of which Security Interest or a Guarantee by a Material Subsidiary has been given, excluding any Security Interest or Guarantee given pursuant to the exceptions in subparagraphs (ii) to (iv), would not exceed 10% of Consolidated Shareholders' Equity;

  (ii)
  any Security Interest on (a) any asset (including shares) acquired or held by our company to secure our Debt incurred solely for the purpose of financing the acquisition, construction, research, development or improvement of such asset or (b) shares of a Subsidiary organized solely to acquire any such asset;

  (iii)
  the assumption by our company of any Security Interest in existence on any asset at the time of acquisition thereof, including any such assumption consequent upon any amalgamation, merger, arrangement or other corporate reorganization;

  (iv)
  our company giving Security Interest (other than on shares or fixed assets) in the ordinary course of its business to any bank or banks or others to secure any Debt of our company that is not a Funded Obligation; or

  (v)
  the extension, renewal or refunding of any Security Interest permitted under subparagraphs (ii) to (iv) to the extent of the principal amount of our Debt secured by and owing under any such Security Interest at the time of such extension, renewal or refunding. (Section 1007)

  Modification and Waiver

        Modification and amendment of the trust indenture may be made by our company and the Trustee with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities that are affected by such modification or amendment; provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, among other things;

  •
  change the Stated Maturity of, the principal of (or premium, if any), or any installment of interest on any such Debt Security;

  •
  change the time at which any Debt Security may or shall be redeemable or repayable;

  •
  reduce the principal amount or the rate of interest on or any premium payable on any Debt Security;

  •
  reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon a declaration of acceleration of the Maturity thereof;

  •
  adversely affect any right of repayment at the option of the Holder of any such Debt Security;

  •
  change the Currency or Place of Payment of principal of, or any premium or interest on, any such Debt Security;

  •
  reduce the above-stated percentage of Holders of such Outstanding Debt Securities necessary to modify or amend the trust indenture or to consent to any waiver thereunder (including a waiver of certain defaults);

  •
  change any obligation of our company to pay Additional Amounts provided for pursuant to Section 1005 of the trust indenture, with certain exceptions; or

  •
  modify the foregoing requirements with certain exceptions. (Section 902)

        The Holders of a majority in principal amount of Outstanding Debt Securities affected thereby have the right to waive compliance by our company with certain covenants. (Section 1008)

        Our company and the Trustee may modify and amend the trust indenture without the consent of any Holder, for any of the following purposes:

  •
  to evidence the succession of another Person to our company as obligor under the trust indenture;

  •
  to add to the covenants of our company for the benefit of the Holders of all or any series of Debt Securities;

  •
  to add Events of Default for the benefit of the Holders of all or any series of Debt Securities;

  •
  to change or eliminate any provisions of the trust indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision or any such change or elimination shall not apply to any Outstanding Debt Security;

  •
  to secure the Debt Securities pursuant to the provisions described above under "—Negative Pledge" and "—Merger, Consolidation or Amalgamation", or otherwise;

  •
  to establish the form or terms of Debt Securities of any series;

  •
  to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the trust indenture by more than one Trustee;

  •
  to cure any ambiguity, defect or inconsistency in the trust indenture, provided such action does not adversely affect the interests of Holders of Debt Securities of any series in any material respect;

  •
  to comply with any requirements of the Commission in order to effect and maintain the qualification of the trust indenture under the TIA; or

  •
  to supplement any of the provisions of the trust indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of Debt Securities, provided, however, such action shall not adversely affect the interests of the Holders of any Debt Securities in any material respect. (Section 901)

        The trust indenture provides that in determining whether the Holders of the requisite principal amount of Debt Securities of a series then Outstanding have given any request, demand, authorization, direction, notice, consent or waiver thereunder:

  •
  the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon acceleration of the maturity thereof,

  •
  the principal amount of a Debt Security denominated in a Currency or Currencies other than U.S. dollars shall be the U.S. dollar equivalent, determined as of the date such Debt Securities were originally issued by our company, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Original Issue Discount Security of the amount determined as provided in the first bullet above), and

  •
  Debt Securities owned by our company or any other obligor or affiliate of our company or such other obligor shall be disregarded and not deemed to be Outstanding. (Section 101)

  Merger, Consolidation or Amalgamation

        The trust indenture provides that our company may not amalgamate or consolidate with or merge into any other person or convey, transfer, sale or lease our properties and assets substantially as an entirety to any Person, unless:

  •
  the Person formed by such consolidation or amalgamation or into which we are merged or the Person which acquires or leases our properties and assets substantially as an entirety is organized or existing under the laws of any Canadian, United States, United Kingdom or other country that is in the European Community jurisdiction expressly assumes our obligations on the Debt Securities and under the trust indenture, and

  •
  certain other conditions are met. (Section 801)

        In addition, no such amalgamation, consolidation, merger or transfer may be made if, as a result thereof, any property or assets of our company would become subject to any mortgage or other encumbrance securing Debt, unless such mortgage or other encumbrance could be created pursuant to the provisions described under "—Negative Pledge" above without equally and ratably securing the Debt Securities or unless the Debt Securities are secured equally and ratably with, or prior to, the Debt secured by such mortgage or other encumbrance. (Section 803)

  Discharge, Defeasance and Covenant Defeasance

        We may discharge certain obligations to Holders of any series of Debt Securities issued under the trust indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee trust funds in an amount sufficient to pay the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be. (Section 401)

        We may, at our option and at any time, elect to have our obligations discharged with respect to the Outstanding Debt Securities of or within any series, which we refer to as defeasance. Defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Debt Securities and to have satisfied our other obligations under the trust indenture with respect to such Debt Securities, except for:

  •
  the rights of Holders of such Outstanding Debt Securities to receive solely from the trust fund described below payments in respect of the principal of (and premium, if any) and interest on such Debt Securities when such payments are due;

  •
  our obligations with respect to such Debt Securities relating to the issuance of temporary securities, the registration, transfer and exchange of the Debt Securities, the replacement of mutilated, destroyed, lost or stolen Debt Securities, the maintenance of an office or agency in the applicable Place of Payment, the holding of money for security payments in trust and with respect to the payment of Additional Amounts, if any, pursuant to Section 301 of the trust indenture;

  •
  the rights, powers, trusts, duties and immunities of the Trustee; and

  •
  the defeasance provisions of the trust indenture.

        We may, at our option and at any time, elect to be released from our obligations with respect to certain covenants that are described in the trust indenture (including those described under "—Negative Pledge" and "—Merger, Consolidation or Amalgamation" above), and we refer to this as "covenant defeasance," and any omission to comply with such obligations thereafter shall not constitute a default or an Event of Default with respect to such Debt Securities. (Sections 1401, 1402 and 1403)

        In order to exercise either defeasance or covenant defeasance:

  •
  we must irrevocably deposit with the Trustee (or other qualifying trustee), in trust, for the benefit of the Holders of such Debt Securities, cash, Government Obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay the principal of (and premium, if any) and interest on such Outstanding Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefore in the Currency in which such Debt Securities are then specified as payable at Stated Maturity;

  •
  in the case of defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States stating that (x) we have received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date of the trust indenture, there has been a change in the applicable United States Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred;

  •
  in the case of covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in the United States to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred;

  •
  in the case of defeasance or covenant defeasance, we shall have delivered to the Trustee an Opinion of Counsel qualified to practice law in Canada or a ruling from the Canada Customs and Revenue Agency to the effect that Holders of such Outstanding Securities will not recognize income, gain or loss for Canadian federal or provincial income tax or other tax purposes as a result of such defeasance or covenant defeasance, as applicable, and will be subject to Canadian federal or provincial income tax and other tax including withholding tax, if any, on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred; and

  •
  we have delivered to the Trustee an Opinion of Counsel to the effect that the deposit referenced in the first bullet above will not cause the Trustee or the trust so created to be subject to the U.S. Investment

    Company Act of 1940, as amended and that we are not an "insolvent person" within the meaning of the Bankruptcy and Insolvency Act (Canada) on the date of the deposit referred to in the first bullet above or at any time during the period ending on the 91st day after the date of such deposit. (Section 1404)

        If, after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to any Debt Securities:

  •
  the Holder of any such Debt Security is entitled to, and does, elect pursuant to the terms of such Debt Security to receive payment in a Currency other than that in which such deposit has been made in respect of such Debt Security, or

  •
  the Currency in which such deposit has been made in respect of any such Debt Security ceases to be used by its government of issuance, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the Currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable Market Exchange Rate. (Section 1405)

        All payments of principal of (and premium, if any), and interest, if any, on any Debt Security that is payable in a Currency other than U.S. dollars that ceases to be used by its government of issuance shall be made in U.S. dollars. (Section 312)

  Payment of Principal and Interest and Paying Agents

        Unless otherwise specified in Section 301 of the trust indenture, principal (premium, if any) and interest, if any, on Debt Securities will be payable at an office or agency maintained by our company in New York, New York, except that at our option, interest, if any, may be paid by

  •
  check mailed to the address of the Person entitled thereto as such address shall appear in the Security Register, or

  •
  wire transfer to an account located in the United States or Canada maintained by the person entitled thereto as specified in the Security Register. (Sections 307, 1001 and 1002)

        Payment of any installment of interest on Debt Securities will be made to the Person in whose name such Debt Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

        Any Paying Agent outside the United States and any other Paying Agent in the United States initially designated by our company for the Debt Securities may be established for each series of Debt Securities. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that we will be required to maintain a Paying Agent in each Place of Payment for such series. (Section 1002)

  Resignation of Trustee

        The Trustee may resign or be removed with respect to one or more series of Debt Securities and a successor Trustee may be appointed to act with respect to such series. (Section 608) In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the trust indenture separate and apart from the trust administered by any other such Trustee (Section 609), and any action described herein to be taken by the "Trustee" may then be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee.

  Book-Entry Debt Securities

        The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary for a series of Debt Securities. Global Securities may be issued in either temporary or permanent form. Unless otherwise provided for a series of Debt Securities, Debt Securities that are represented by a Global Security will be issued in denominations of

US$1,000 and any integral multiple thereof or in such other denominations as may be provided for by the terms of the Debt Securities of any particular series, and will be issued in registered form only, without coupons. Payments of principal of (premium, if any) and interest on Debt Securities represented by a Global Security will be made by the Trustee to the depositary or its nominee.

  Governing Law

        The trust indenture and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York. The trust indenture is subject to the provisions of the Trust Indenture Legislation and shall, to the extent applicable, be governed by such provisions. (Section 111)

  Consent to Jurisdiction and Service

        The trust indenture provides that we have designated Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19805-1297, as our authorized agent for service of process in any suit, action or proceeding arising out of or relating to the trust indenture and the Debt Securities that may be instituted in any federal or state court located in the Borough of Manhattan, in The City of New York, or brought under United States federal or state securities laws or brought by the Trustee, and has irrevocably submitted to the jurisdiction of such courts. (Section 113)

  Enforceability of Judgments under U.S. Laws

        Since some of our assets are outside the United States, any judgment obtained in the United States against us, including any judgment with respect to the payment of interest and principal on the Debt Securities, may not be collectible within the United States.

        We have been informed by our counsel, Torys LLP, that a court of competent jurisdiction in the Province of Ontario would enforce a final and conclusive judgment in personam of a court sitting in the Borough of Manhattan, the City of New York, New York, which we refer to as a New York court, that is subsisting and unsatisfied respecting the enforcement of the trust indenture and the Debt Securities that is not impeachable as void or voidable under the internal laws of the State of New York for a sum certain if:

  •
  the court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Ontario (and submission by our company in the trust indenture to the jurisdiction of the New York court will be sufficient for the purpose);

  •
  such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such term is understood under the laws of the Province of Ontario, or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada);

  •
  the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue or penal laws; and

  •
  the action to enforce such judgment is commenced within six years of the date of such judgment.

        We have been advised by such counsel that there is some doubt as to the enforceability in Canada, against our company or against any of our respective directors, officers and experts who are not residents of the United States, by a court in original actions, or in actions to enforce judgments of United States courts, of civil liabilities predicated solely upon the United States federal securities laws.

Definitions

        Set forth below is a summary of certain of the defined terms used in the trust indenture. Reference is made to the trust indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided. (Section 101)

        "Business Day", when used with respect to any Place of Payment or any other location referred to in the trust indenture, expressly or impliedly, which shall include Toronto, Ontario, New York, New York and London,

England, hereunder, or in the Debt Securities, means, unless otherwise specified with respect to any Debt Securities pursuant to Section 301, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that Place of Payment or other such location are authorized or obligated by law or executive order to close.

        "Consolidated Shareholders' Equity" means the aggregate of the stated capital accounts for all outstanding shares of our company and the amount of consolidated surplus of our company and our Subsidiaries, whether paid in, earned, or otherwise, as such consolidated surplus is shown on the then most recent audited consolidated balance sheet of our company, determined in accordance with GAAP.

        "Debt" means notes, bonds, debentures or other similar evidences of indebtedness for money borrowed.

        "Funded Obligation" means any Debt, the principal amount of which by its terms is not payable on demand and the due date of payment of which, after giving effect to any right of extension or renewal exercisable unilaterally on the part of the obligor, is more than 18 months from the date of the creation, issue or incurring of the same.

        "GAAP" means generally accepted accounting principles which are in effect from time to time in Canada (or, if we hereafter determine to prepare our principal consolidated financial statements in accordance with generally accepted accounting principles which are in effect from time to time in the United States, such principles).

        "Guarantee" means any guarantee, indemnity or similar obligation.

        "Material Subsidiary" means any Subsidiary of our company the sales of which for the 12 months ending at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the sales of our company and its consolidated Subsidiaries taken as a whole for the 12 months ending at the end of the most recently completed fiscal year of our company, or the gross assets of which as at the end of the most recently completed fiscal year of such Subsidiary represent 5% or more of the gross assets of our company and its consolidated Subsidiaries taken as a whole as at the end of the most recently completed fiscal year of our company, calculated in each case in accordance with GAAP.

        "Subsidiary" means any corporation of which at the time of determination our company, directly and/or indirectly through one or more Subsidiaries, owns more than 50% of the shares of Voting Stock of such corporation.

        "Trust Indenture Act" or "TIA" means the Trust Indenture Act of 1939, as amended as in force at the date as of which a trust indenture was executed, except as provided in Section 905 of the trust indenture.

        "Trust Indenture Legislation" means, at any time, statutory provisions relating to trust indentures and the rights, duties, and obligations of trustees under the trust indentures and of corporations issuing debt obligations under trust indentures to the extent that such provisions are at such time in force and applicable to the trust indenture, and at the date of a trust indenture means (i) the applicable provisions of the Business Corporations Act (Ontario) and the regulations thereunder as amended or re-enacted from time to time, and (ii) the Trust Indenture Act and regulations thereunder, but only to the extent applicable under Rule 4d-9 under the Trust Indenture Act.

        "Voting Stock" means stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency). (Section 101)

PLAN OF DISTRIBUTION

        We may sell the Debt Securities:

  •
  through underwriters or dealers;

  •
  directly to one or more purchasers; or

  •
  through agents.

        We may sell Debt Securities at fixed prices or at non-fixed prices, such as prices determined by reference to the prevailing price of the specified securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the securities. The applicable prospectus supplement will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters, the purchase price of such Debt Securities and the proceeds to our company from such sale, any underwriting discounts and other items constituting underwriters' compensation, any public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Debt Securities offered thereby.

        If underwriters are used in the sale, the Debt Securities may be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Debt Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Debt Securities of the series offered through the applicable prospectus supplement if any of such Debt Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

        We may also sell Debt Securities directly at such prices and upon such terms as agreed to by our company and the purchaser or through agents designated by our company from time to time. Any agent involved in the offering and sale of the Debt Securities in respect of which this prospectus is delivered will be named, and any commissions payable by our company to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

        We may agree to pay the underwriters a commission for various services relating to the issue and sale of the Debt Securities offered hereby.

        In connection with any offering of the Debt Securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Debt Securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time. Underwriters, dealers and agents who participate in the distribution of the Debt Securities may be entitled under agreements to be entered into with our company to indemnification by our company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. These underwriters, dealers and agents may be customers of, engage in transactions with or perform services for our company in the ordinary course of business.

CERTAIN INCOME TAX CONSIDERATIONS

        A prospectus supplement will describe the material Canadian federal income tax consequences to an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)) of acquiring Debt Securities, including whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

        A prospectus supplement will also describe any material U.S. federal income tax consequences of the acquisition, ownership and disposition of Debt Securities by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including any such consequences relating to Debt Securities payable in a currency other than U.S. dollars, issued at an original issue discount for U.S. federal income tax purposes or containing any early redemption provisions or other special terms.

LEGAL MATTERS

        Unless otherwise specified in the prospectus supplement, certain matters relating to the Debt Securities offered by this prospectus will be passed upon on behalf of the Corporation by Torys LLP. As of October 17, 2003, the partners and associates of Torys LLP beneficially owned, directly or indirectly, less than 1% of our outstanding common shares. Certain partners of Torys LLP are assistant secretaries of our company and certain of our associates and affiliates.

EXPERTS

        Our consolidated financial statements incorporated in this prospectus by reference to our annual report for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is Suite 3000, P.O. Box 82, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, Canada M5K 1G8.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been filed with the SEC as part of the registration statement of which this prospectus is a part:

  •
  the documents listed in the fourth paragraph under "Where You Can Find More Information" in this prospectus;

  •
  consents of accountants and counsel;

  •
  powers of attorney from our directors and officers;

  •
  the trust indenture dated November 20, 2001 relating to the Debt Securities; and

  •
  our method for calculating interest coverage ratios.

PURCHASERS' STATUTORY RIGHTS

        Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. A purchaser of Debt Securities should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser. Rights and remedies may be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE OF THE THOMSON CORPORATION

Date: October 17, 2003

        This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of all of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) RICHARD J. HARRINGTON President and Chief Executive Officer	(Signed) ROBERT D. DALEO Executive Vice President and Chief Financial Officer
On behalf of the Board of Directors
(Signed) W.G. BEATTIE Director	(Signed) J.A. TORY Director

US$400,000,000

The Thomson Corporation

5.50% Debentures due 2035

P R O S P E C T U S    S U P P L E M E N T

Bear, Stearns & Co. Inc.
Deutsche Bank Securities
UBS Investment Bank
Morgan Stanley
JPMorgan
Barclays Capital
The Royal Bank of Scotland
TD Securities
Banc of America Securities LLC
BMO Nesbitt Burns
Citigroup
Credit Suisse First Boston
Goldman, Sachs & Co.
Merrill Lynch & Co.
RBC Capital Markets
Scotia Capital

August 2, 2005

QuickLinks

TABLE OF CONTENTS
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
THE THOMSON CORPORATION
RECENT DEVELOPMENTS
LEGAL PROCEEDINGS
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL INFORMATION
CAPITALIZATION
INTEREST COVERAGE
DESCRIPTION OF THE DEBENTURES
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
CREDIT RATINGS
LEGAL MATTERS
Table of Contents
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE THOMSON CORPORATION
OUR BUSINESS
USE OF PROCEEDS
INTEREST COVERAGE
SHARE CAPITAL
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
CERTAIN INCOME TAX CONSIDERATIONS
LEGAL MATTERS
EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
PURCHASERS' STATUTORY RIGHTS
CERTIFICATE OF THE THOMSON CORPORATION